RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

May 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Rattler Midstream LP
Registration Statement on Form S-1
File No. 333-226645

Ladies and Gentlemen:

On behalf of Rattler Midstream LP (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement (as amended, the “Registration Statement”) on Form S-1 be accelerated to 4:00 p.m., Eastern time, on May 22, 2019, or as soon thereafter as practicable. By separate letter, the managing underwriters of the proposed offering are joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

RATTLER MIDSTREAM LP

By:	Rattler Midstream GP LLC,
its general partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Executive Vice President, Chief Financial
Officer and Assistant Secretary

cc:	Seth R. Molay, P.C., Akin Gump Strauss Hauer & Feld LLP

John Goodgame, Akin Gump Strauss Hauer & Feld LLP

500 West Texas, Suite 1200, Midland, Texas